

Mail Stop 3233

November 8, 2017

<u>Via E-Mail</u>
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

> **Re: Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 13, 2017**
> **File No. 024-10753**

Dear Mr. Dally:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Summary

General Terms of the LROs, page 3

1.   You state that the "LROs will not be contractually senior or contractually subordinated to any of our indebtedness (or of any of our subsidiaries)." Elsewhere in the offering circular you include disclosure regarding the security interest granted to ISB in certain assets. We understand that ISB does not retain a security interest in the Loans for which LROs have been issued. It is unclear, however, whether ISB holds a security interest in payments received on a Loan, for example, to the extent Loan payments are held in a deposit account. Please clarify if Loan payments relating to any LROs that have been issued are specifically excluded from the assets in which ISB holds a security interest. To the extent such deposits are within the scope of the security interest granted to ISB, please explain how the LROs are not contractually subordinated to the ISB Note.

Description of the Company's Business

Financing Projects through the Groundfloor Platform, page 37

2.	You state that in some circumstances, you may permit a portion of the proceeds from a Loan to be used as a general credit facility for the business. The offering circular more globally characterizes the underlying Loans as project finance commercial loans. Please revise to remove the reference to providing general credit facility loans or tell us how the current disclosure framework is appropriate in this situation.

Information Made Available through the Project Summaries, page 41

3.	On page 43 you state that the "Borrower could use some of the Loan to offset a portion of the purchase price of the property, works completed, *or equity*." Please revise to clarify what you mean by "equity" in this context.

Interest of Management and Others in Certain Transactions

Series A Financing, page 83

4.	We note your description of the Voting Agreement with the holders of your preferred stock. Please file this agreement or incorporate it by reference in your Exhibit Index. Refer to Item 17(3) of Form 1-A.

Management Discussion and Analysis

Liquidity and Capital Resources, page 98

5.	We note your disclosure on page 99 that your "Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver." Please revise your disclosure to update the status of the Revolver.

Project Summaries, page PS-1

6.	With respect to the property located at 9708 Lorrayne Road, Riverview, Florida, we note your risk factor disclosure stating "The Borrower has not undertaken any projects since its inception. As such, the Borrower does not have any Financial Data or Projects/Revenue to report for the applicable reporting periods." However, you have disclosed $99K under "Value of Properties" in the "Financial Data" section of the borrower summary that follows. Please revise to reconcile these disclosures, or advise us why no reconciliation is needed.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava